Exhibit 99.1

Polyrizon Signs an Agreement with Leading Global Preclinical CRO as Part of Clinical Development Program

Raanana, Israel, March 17, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal administrated solutions, today announced the signing of an agreement with a leading global preclinical Contract Research Organization (CRO), a recognized expert in biocompatibility and regulatory-compliant testing.

This agreement forms part of Polyrizon's ongoing efforts to advance its clinical development program, which also includes a recent manufacturing of GMP production of clinical trial material, successful completion of an FDA pre-submission meeting, and positive preclinical data demonstrating effective allergen-blocking performance.

Under the agreement, the CRO will conduct a comprehensive package of preclinical biocompatibility studies in accordance with ISO 10993 standards and GLP requirements. The studies are expected to commence in the second quarter of 2026 and represent a key milestone in Polyrizon’s potential regulatory pathway toward initiating clinical trials, which are planned to commence later this year.

The preclinical program includes cytotoxicity, sensitization, intracutaneous reactivity, acute systemic toxicity and pyrogenicity assessments, designed to support regulatory submissions and ensure product safety prior to human studies.

“This agreement marks an important step in the advancement of our development program,” said Tomer Izraeli, CEO of Polyrizon. “We believe that engaging a globally recognized preclinical partner strengthens our regulatory strategy and supports our expected timeline toward initiating clinical trials later this year.”

Polyrizon continues to execute its development roadmap as it advances its proprietary nasal medical device technology platform toward clinical validation.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses ongoing efforts to advance its clinical development program and the timing and progress of its clinical trials. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com